                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                               FORWARD INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                             COMMON STOCK (.01 PAR VALUE)
--------------------------------------------------------------------------------
                           (TITLE OF CLASS OF SECURITIES)

                                       34986210
                                 --------------------
                                    (CUSIP Number)

                                 Kenneth Koch, Esq.
                    Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                       551 Fifth Avenue, New York, NY  10176
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  September 16, 1998
                    ----------------------------------------------
               (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("Act") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 34986210
1     Name of Reporting Person                         Robert S. Ellin
      S.S. or I.R.S. Identification No.
      of Above Person
      __________________________________________________________________________

2     Check the Appropriate Box if                     (a) [ ]
      a Member of a Group                              (b) [X]
      __________________________________________________________________________

3    SEC Use Only
      __________________________________________________________________________

4     Source of Funds                                  PF
      __________________________________________________________________________

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)       [  ]
      __________________________________________________________________________

6     Citizenship or Place of Organization             U.S.A.
      __________________________________________________________________________

                         7   Sole Voting Power         17,500 shares
                             ___________________________________________________

Number of Shares         8   Shared Voting Power       288,500 shares including
                                                       91,500 shares underlying
                                                       warrants
Beneficially Owned by        ___________________________________________________
Reporting Person With
                         9   Sole Dispositive  Power   17,500 shares
                             ___________________________________________________

                         10  Shared Dispositive Power  288,500 shares including
                                                       91,500 shares underlying
                                                       warrants
      __________________________________________________________________________

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                   306,000 shares
      __________________________________________________________________________

12    Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares              [X]
      __________________________________________________________________________

13    Percent of Class Represented
      Amount in Row (11)                               6.3%
      __________________________________________________________________________

14    Type of Reporting Person                         IN

CUSIP NO. 34986210
1     Name of Reporting Person                    Robert Ellin Family 1997 Trust
      S.S. or I.R.S. Identification No.
      of Above Person
      __________________________________________________________________________

2     Check the Appropriate Box if                     (a) [ ]
      a Member of a Group                              (b) [X]
      __________________________________________________________________________

3     SEC Use Only
      __________________________________________________________________________

4     Source of Funds                                  PF
      __________________________________________________________________________

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)       [ ]
      __________________________________________________________________________

6     Citizenship or Place of Organization             U.S.A.
      __________________________________________________________________________

                           7  Sole Voting Power        37,500 shares
                              __________________________________________________

Number of Shares           8  Shared Voting Power
Beneficially Owned by         __________________________________________________
Reporting Person With      9  Sole Dispositive  Power  37,500  shares
                              __________________________________________________

                           10 Shared Dispositive Power
      __________________________________________________________________________

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                   37,500  shares
      __________________________________________________________________________

12    Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares              [ ]
      __________________________________________________________________________

13    Percent of Class Represented
      Amount in Row (11)                               0.7%
      __________________________________________________________________________

14    Type of Reporting Person                         00

CUSIP NO. 34986210
1     Name of Reporting Person                          Atlantis Equities, Inc.
      S.S. or I.R.S. Identification No.
      of Above Person
      __________________________________________________________________________

2     Check the Appropriate Box if                      (a) [ ]
      a Member of a Group                               (b) [X]
      __________________________________________________________________________

3     SEC Use Only
      __________________________________________________________________________

4     Source of Funds                                   WC
      __________________________________________________________________________

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)        [ ]
      __________________________________________________________________________

6     Citizenship or Place of Organization              New York
      __________________________________________________________________________

                           7  Sole Voting Power

                              __________________________________________________

Number of Shares           8  Shared Voting Power       280,500 shares including
                                                        91,500 shares underlying
                                                        warrants
Beneficially Owned by         __________________________________________________
Reporting Person With
                           9  Sole Dispositive  Power

                              __________________________________________________

                           10 Shared Dispositive Power  280,500 shares including
                                                        91,500 shares underlying
                                                        warrants
      __________________________________________________________________________

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person

      __________________________________________________________________________

12    Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares               [ ]
      __________________________________________________________________________

13    Percent of Class Represented
      Amount in Row (11)                                5.7%
      __________________________________________________________________________
14    Type of Reporting Person                          CO

CUSIP NO. 34986210
1     Name of Reporting Person                  Robert Ellin Profit Sharing Plan
      S.S. or I.R.S. Identification No.
      of Above Person
      __________________________________________________________________________

2     Check the Appropriate Box if                        (a) [ ]
      a Member of a Group                                 (b) [X]
      __________________________________________________________________________

3     SEC Use Only
      __________________________________________________________________________

4     Source of Funds                                     00
      __________________________________________________________________________

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)          [ ]
      __________________________________________________________________________

6     Citizenship or Place of Organization                U.S.A.
      __________________________________________________________________________

                           7  Sole Voting Power
                              __________________________________________________

Number of Shares           8  Shared Voting Power         8,000 shares
Beneficially Owned by         __________________________________________________
Reporting Person With
                           9  Sole Dispositive  Power

                              __________________________________________________

                           10 Shared Dispositive Power    8,000 shares
      __________________________________________________________________________

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                      8,000 shares
      __________________________________________________________________________

12    Check box if the aggregate Amount
      in Row (11) Excludes Certain Shares                 [ ]
      __________________________________________________________________________

13    Percent of Class Represented
      Amount in Row (11)                                  0.1%
      __________________________________________________________________________

14    Type of Reporting Person                            EP

Item 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is the common stock, $.01 per share par value (the "Common Stock"), of Forward Industries, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 400 Post Avenue, Westbury, New York 11590.


Item 2.   IDENTITY AND BACKGROUND.

     (a) The name of the persons filing (the "Filing Persons") this Schedule are Robert S. Ellin ("Ellin"), Robert Ellin Profit Sharing Plan (the "Plan"), Atlantis Equities, Inc. ("Atlantis") and Robert Ellin Family 1997 Trust (the "Trust").

     (b) The business address of each of the Filing Persons except for the Trust is c/o Atlantis Equities, Inc., 750 Lexington Avenue, New York, New York 10022. The business address of the Trust is Marvin Ellin, Trustee, 106 Central Park South, New York, New York 10019.

     (c) Mr. Ellin is the sole officer and director of, and his principal occupation is serving as such for, Atlantis, a merchant banking firm. Mr. Ellin's wife ("Ms. Ellin") is the sole stockholder of Atlantis.

     (d) None of the Filing Persons, Marvin Ellin nor Ms. Ellin have been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Filing Persons, Marvin Ellin nor Ms. Ellin have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Ellin, Ms. Ellin and Marvin Ellin are each citizens of the United States and Atlantis is a New York corporation.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the funds used for purchases made by (a) Mr. Ellin were personal funds (b) Atlantis were working capital, and (c) the Trust and the Plan were funds contributed by or for the benefit of the beneficiaries thereof.


Item 4.   PURPOSE OF TRANSACTION.

     On September 16, 1998, Atlantis purchased 50,000 shares of Common Stock on the open market. Such purchases were made for investment.

     Except as provided herein, the Filing Persons have no plans or proposals which would relate to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

          (c)  a sale or transfer of a material amount of assets of the Company;

          (d) any change in the present board of directors or management of the Company;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

          (j)  any action similar to those enumerated above.

     The Filing Persons intend to evaluate their investments in the securities of the Company and may, from time to time, acquire additional such securities or
dispose of such securities.   Mr. Ellin has introduced the Company to an
individual that Mr. Ellin has proposed join the management of the Company. See also Item 6.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The equity securities to which this statement relates consists of 343,500 shares of Common Stock, including (i) 189,000 shares of Common Stock owned by Atlantis (ii) 91,500 shares of Common Stock issuable upon the exercise of Class B warrants (the "Warrants") held by Atlantis, (iii) 37,500 shares of Common Stock owned by the Trust, of which Mr. Ellin's father is the trustee and of which his minor children are the beneficiaries, (iv) 17,500 shares of Common Stock owned by Mr. Ellin, and (v) 8,000 shares of Common Stock owned by the Plan, of which Mr. Ellin is the beneficiary. These equity securities represent approximately 7.0% of the outstanding shares of

Common Stock. The Class B Warrants are currently exercisable at $5.00 per share and expire on December 11, 1998. The foregoing does not include shares of Common Stock underlying warrants (the "Private Placement Warrants") which do not become exercisable until December 9, 1999 and are therefore exercisable until
March 15, 1999 at $4.00 per share.   Mr. Ellin, Atlantis and the Plan own
Private Placement Warrants to purchase 108,000, 15,000 and 75,000 shares of Common Stock, respectively. In addition, Mr. Ellin and the Plan also own certain promissory notes (the "Notes") bearing interest at a rate of 10% per annum and due on December 4, 1998 which the Company has the option of converting into shares of Common Stock and Private Placement Warrants at the rate of 20,000 shares of Common Stock and Private Placement Warrants to purchase 30,000 shares of Common Stock for each $10,000 principal amount of Notes. Mr. Ellin owns $36,000 principal amount of the Notes (which, if converted by the Company, would represent 72,000 shares of Common Stock and Private Placement Warrants to purchase 108,000 shares of Common Stock), Atlantis owns $5,000 principal amount of the Notes (which if converted by the Company would represent 10,000 shares of Common Stock and Private Placement Warrants to purchase 15,000 shares of Common stock) and the Plan owns $25,000 principal amount of the Notes (which, if converted would represent 50,000 shares of Common Stock and Private Placement Warrants to purchase 75,000 shares of Common Stock), none of which is included above.

          (b) Mr. Ellin has the sole power to vote and dispose of the Common Stock owned by him and shares such power with Atlantis and the Plan. Mr. Ellin's father has the sole power to vote and dispose of the Common Stock owned by the Trust. Mr. Ellin disclaims beneficial ownership of the Common Stock owned by the Trust.

          (c) During the 60 days preceding the filing of this report, the only transactions involving Common Stock were as follows:

          During the past 60 days, Atlantis has made open market purchases and sales of the Common Stock as set forth below:


--------------------------------------------------------------------------------
Date                  Number of Shares    Price Per Share   Purchase or Sale
----                  ----------------    ---------------   ----------------
--------------------------------------------------------------------------------
July 23, 1998         1,000               $ 2.45            Sale
--------------------------------------------------------------------------------
July 23, 1998         4,000               $ 2.72            Sale
--------------------------------------------------------------------------------
July 23, 1998         3,000               $ 2.72            Sale
--------------------------------------------------------------------------------
July 27, 1998         5,000               $ 2.02            Purchase
--------------------------------------------------------------------------------
August 6, 1998        5,000               $ 2.03            Purchase
--------------------------------------------------------------------------------
August 7, 1998        20,000              $ 2.07            Purchase
--------------------------------------------------------------------------------
August 25, 1998       10,000              $ 1.22            Purchase
--------------------------------------------------------------------------------
August 26, 1998       5,000               $ 1.22            Purchase
--------------------------------------------------------------------------------
August 27, 1998       7,500               $ 1.28            Purchase
--------------------------------------------------------------------------------
August 31, 1998       10,000              $ 1.04            Purchase
--------------------------------------------------------------------------------



September 2, 1998     50,000              $ 1.04            Purchase
September 14, 1998    10,000              $ 1.03            Purchase
September 16, 1998    50,000              $ 1.02            Purchase


     In addition, on July 31, 1998, Atlantis made open market purchases of Class B Warrants to purchase 91,950 shares of Common Stock at a purchase price of 12.7 cents per Class B Warrant (an aggregate of $11,702.65).

     On August 11, 1998, Mr. Ellin made a privately negotiated purchase, for $22,500, from an individual of one half unit consisting of 15,000 shares of Common Stock, Private Placement Warrants to purchase 15,000 shares of Common Stock and $5,000 principal amount of Notes.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. The terms of the Notes, Private Placement Warrants and the Class B Warrants are described above. In connection with the private placement of approximately 56 units (each unit consisting of 30,000 shares of Common Stock, Private Placement Warrants to purchase up to 30,000 shares of Common Stock and a Note in the principal amount of $10,000) in May through December 1997, the Company entered into a Registration Rights Agreement for the benefit of the investors (including Mr. Ellin) pursuant to which it has registered the shares of Common Stock included in the Units and underlying the Private Placement Warrants and the Notes (including the shares of Common Stock underlying Private Placement Warrants issuable upon conversion of the Notes). Mr. Ellin has also had discussions with the Company concerning the possibility of his becoming a consultant to the Company; however, the Company and Mr. Ellin have not reached any agreement as to any such consulting agreement and there can be no assurance that any such agreement will be reached.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.
          1.  Joint Filing Agreement
          2.  Convertible Promissory Note (incorporated by reference to Exhibit
          4.3 of the Company's Registration Statement on Form S-3 filed with the Securities Exchange Commission December 9, 1998).
          3.  Private Placement Warrants (incorporated by reference to Exhibit
          4.3 of the Company's Registration Statement on Form S-3 filed with the Securities Exchange Commission December 9, 1998).
          4. Warrant Agreement dated October 20, 1994 between the Company and Mellon Securities Trust Company (incorporated by reference to Exhibit 3(b) to the Company's Registration Statement on Form S-B)

          5.  Registration Rights Agreement (incorporated by reference to
          Exhibit 4.3 of the Company's Registration Statement on Form S-3 filed with the Securities Exchange Commission December 9, 1998).

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  September 29, 1998                      /s/ Robert S. Ellin
                                                --------------------------------
                                                Robert S. Ellin


                                                  ROBERT ELLIN 1997 FAMILY TRUST


                                                  By: /s/ Marvin Ellin
                                                      --------------------------
                                                      Marvin Ellin, Trustee

                                                  ATLANTIS EQUITIES, INC.,


                                                  By: /s/ Robert S. Ellin
                                                      --------------------------
                                                      Robert S. Ellin, President


                                                  ROBERT ELLIN 1997 PROFIT
                                                  SHARING PLAN


                                                  By: /s/ Robert S. Ellin
                                                      --------------------------
                                                      Robert S. Ellin, Trustee